[redacted]

08028785

BD 3/10

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Concepts Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 North Jog Road
(No. and Street)

Palm Beach Gardens (City) FL (State) 33418 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Rittman 561-472-2048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Biscayne Tower, Two South Biscayne Blvd., Suite 2800, Miami, FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/11

OATH OR AFFIRMATION

I, Denis Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Concepts Capital Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

IRENE JUDITH YANNETT MY COMMISSION EXPIRES March 12, 2009 DD 375 Bonded thru Notary Public Underwriters NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of ~~Income (Loss)~~ Operations.
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flow.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (X) (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Board of Directors
Money Concepts Capital Corp.:

We have audited the accompanying statements of financial condition of Money Concepts Capital Corp. (the Company) (a wholly owned subsidiary of Money Concepts International, Inc.) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Concepts Capital Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2008
Certified Public Accountants

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Financial Condition

December 31, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents	$	1,413,244	1,608,506
Commissions receivable		1,754,952	1,267,596
Note receivable		201,665	100,833
Deposit with clearing broker/dealer		25,000	25,000
Prepaid expenses and other assets		32,068	22,493
Deferred tax asset		269,456	298,994
	$	3,696,385	3,323,422
Liabilities and Stockholder's Equity			
Liabilities:			
Commissions payable	$	1,177,860	1,166,081
Accounts payable and accrued expenses		578,817	557,731
Deferred lease incentive		176,720	273,116
Income tax payable to the Parent		225,676	198,632
Total liabilities		2,159,073	2,195,560
Stockholder's equity:			
Common stock, no par value, stated value of $100 per share. Authorized, issued, and outstanding 100 shares		10,000	10,000
Additional paid-in capital		40,000	40,000
Retained earnings		1,487,312	1,077,862
Total stockholder's equity		1,537,312	1,127,862
	$	3,696,385	3,323,422

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenue:			
Sales commissions	$	30,579,081	23,930,256
Investment advisory fees		14,450,118	12,921,714
Interest		68,468	60,151
Arbitration award		399,300	—
Total revenue		45,496,967	36,912,121
Expenses:			
Commissions on sales and investment advisory fees		36,385,752	28,899,074
Salaries and employee benefits		4,649,675	4,272,862
Office expenses		1,273,349	1,270,595
Management fees to the Parent		1,803,907	1,476,485
Bank charges		66,312	62,223
Clearing expenses		145,061	330,134
Professional fees		305,514	387,222
Other expenses		202,733	112,930
Total expenses		44,832,303	36,811,525
Income before income taxes		664,664	100,596
Income tax expense		255,214	37,969
Net income	$	409,450	62,627

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2007 and 2006

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2005	$	10,000	40,000	1,015,235	1,065,235
Net income		—	—	62,627	62,627
Balance, December 31, 2006		10,000	40,000	1,077,862	1,127,862
Net income		—	—	409,450	409,450
Balance, December 31, 2007	$	10,000	40,000	1,487,312	1,537,312

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	409,450	62,627
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Deferred taxes		29,538	(160,663)
Changes in operating assets and liabilities:			
Commissions receivable		(487,356)	263,892
Prepaid expenses and other assets		(9,575)	(16,832)
Commissions payable		11,779	89,081
Accounts payable and accrued expenses		21,086	186,003
Deferred lease incentive		(96,396)	273,116
Income tax payable to Parent		27,044	91,437
Net cash (used in) provided by operating activities		(94,430)	788,661
Cash flows from investing activity:			
Increase in note receivable		(100,832)	(100,833)
Net cash used in investing activity		(100,832)	(100,833)
Cash flows from financing activity		—	—
Net cash provided by financing activity		—	—
Net (decrease) increase in cash and cash equivalents		(195,262)	687,828
Cash and cash equivalents, beginning of year		1,608,506	920,678
Cash and cash equivalents, end of year	$	1,413,244	1,608,506
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	198,632	107,195

See accompanying notes to financial statements.

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Notes to Financial Statements

December 31, 2007 and 2006

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

Money Concepts Capital Corp. (the Company) is a registered broker/dealer and investment adviser (Money Concepts Capital Corp., also d/b/a Money Concepts Advisory Service), and a member firm of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Money Concepts International, Inc. (the Parent), a financial services holding company. Mutual funds, annuities, life insurance, and limited partnership interests are sold through the Company's independent registered representatives.

As a nonclearing broker/dealer and registered investment adviser, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of rule 15c3-3 of the Securities Exchange Act of 1934.

(b) Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles and general practice within the brokerage industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Reclassification

Certain amounts in 2006 have been reclassified to conform to the basis of presentation in 2007.

(d) Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

(e) Income Taxes

The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

(Continued)

(f) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(g) Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. On February 1, 2008 the FASB issued FASB Staff Position No. FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* (FSP FIN 48-2). FSP FIN 48-2 defers the effective date of FIN 48 for nonpublic enterprises within FSP FIN 48-2's scope to the annual financial statements for the fiscal years beginning after December 15, 2007. The Company is in the process of assessing the impact of adopting FIN 48 on its results of operations and financial condition.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurement* (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157's fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115* (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Company's 2008 fiscal year. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, result of operations and cash flows.

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6⅔% of

(Continued)

"aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2007 and 2006, the Company's net capital was $949,552 and $601,632, respectively, which was $805,614 and $455,261 in excess of its required net capital of $143,938 and $146,371, respectively. The Company's net capital ratio was 2.27 to 1 at December 31, 2007 and 3.65 to 1 at December 31, 2006.

(3) Related-Party Transactions

The Company paid approximately $205,000 and $290,000 during fiscal year 2007 and 2006, respectively, for rent to the Parent. These amounts are included in office expenses in the statements of operations. The lease is month-to-month and may be canceled at any time.

The Company has a management agreement with the Parent that requires the Company to pay the Parent 4% of total revenue (excluding the arbitration award) of the Company, until such agreement is canceled by the Parent. Fees are paid for the use of the Parent's network of independent financial planning centers for marketing, and independent agent recruiting and training, among other items. During the years ended December 31, 2007 and 2006, the Company paid management fees of $1,803,907 and $1,476,485, respectively, to the Parent.

(4) Defined Contribution Plan

The Company makes contributions to a defined contribution plan, which covers qualified employees. Contributions by the Company are made solely at the discretion of the board of directors of the Company. During the years ended December 31, 2007 and 2006, the Company contributed approximately $133,000 and $106,000, respectively, to this plan.

(5) Income Taxes

Income tax expense (benefit) attributable to income from operations consists of:

		Current	Deferred	Total
Year ended December 31, 2007:				
U.S. federal	$	192,691	25,221	217,912
State and local		32,985	4,317	37,302
	$	225,676	29,538	255,214

		Current	Deferred	Total
Year ended December 31, 2006:				
U.S. federal	$	169,600	(137,180)	32,420
State and local		29,032	(23,483)	5,549
	$	198,632	(160,663)	37,969

(Continued)

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes as follows:

		2007	2006
Tax expense at statutory federal income tax rate	$	225,986	34,203
State income taxes, net of federal benefit		24,619	3,662
Nondeductible meals and entertainment and other		4,609	104
	$	255,214	37,969

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2007 and 2006 were as follows:

		2007	2006
Deferred tax asset:			
Deferred revenue	$	182,854	167,504
Accrued expenses		20,102	28,717
Deferred lease incentive		66,500	102,773
Total deferred tax asset		269,456	298,994
Less valuation allowance		—	—
Net deferred tax asset	$	269,456	298,994

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become tax deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(Continued)

(6) Commitments and Contingencies

(a) Litigation

The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from these matters would not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(b) Leases

Future minimum rental commitments under noncancelable operating leases for equipment are as follows:

Year ending December 31:		
2008	$	326,934
2009		144,650
Total	$	471,584

Rental expense for equipment was $230,540 and $148,732 for the years ended December 31, 2007 and 2006, respectively. Rent expense has been offset by amortization of lease incentives in the amount of $96,396 and $16,066 for the years ended December 31, 2007 and 2006, respectively. Lease incentives are deferred and amortized over the respective lease term.

Schedule I

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2007

Computation of net capital:				
Total stockholder's equity qualified for net capital			$	1,537,312
Deduct nonallowable assets and other deductions and/or charges:				
Nonallowable assets:				
Certain commissions receivable, net of certain commissions payable	$	51,668		
Note receivable		201,665		
Prepaid expenses and other assets		32,068		
Deferred tax asset		269,456		
Fidelity bond deductible		32,022		
Other		881		
Total nonallowable assets				587,760
Net capital			$	949,552
Amounts included in total liabilities which represent aggregate indebtedness – commissions payable, accounts payable and accrued expenses, deferred lease incentive, and income tax payable to the Parent			$	2,159,073
Computation of basic net capital requirement:				
Minimum net capital required (the greater of $5,000 or 6⅔% of aggregate indebtedness)			$	143,938
Excess net capital			$	805,614
Excess net capital at 1000% (net capital less 10% of aggregated indebtedness)			$	733,645
Ratio of aggregate indebtedness to net capital				2.27%

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2007

There were no material differences between the computation of net capital under rule 15c3-1 included in this audited report and the computation included in the unaudited Form X-17A-5, Part IIA filing as of December 31, 2007.

See accompanying independent auditors' report.

Schedule III

MONEY CONCEPTS CAPITAL CORP.
(A Wholly Owned Subsidiary of
Money Concepts International, Inc.)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2007

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through Pershing, an affiliate of the Bank of New York, on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is, therefore, exempt from the possession and control requirements under rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Money Concepts Capital Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Money Concepts Capital Corp. (the Company) (a wholly owned subsidiary of Money Concepts International, Inc.), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

KPMG

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2008
Certified Public Accountants

END